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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SAVE THE WORLD AIR, INC.

Full Name of Registrant

Former Name if Applicable

235 Tennant Avenue

Address of Principal Executive Office (Street and Number)

Morgan Hill, California  95037

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to its small size and limited number of employees, including the recent change in its Chief Executive Officer and the resignation of its Chief Financial Officer effective November 5, 2007, the Company has not completed the preparation of its report on Form 10-QSB for the period ended September 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eugene Eichler	818	753-4114
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not generate any revenue for the three-month periods ended September 30, 2007 and 2006.  We generated revenue of $22,000 and incurred cost of goods sold of $5,360 for the nine-month period ended September 30, 2007, compared to $-0- and $-0-, respectively, for the nine-month period ended September 30, 2006.

The Company expects to report that operating expenses were $873,971 for the three-month period ended September 30, 2007, compared to $1,718,614 for the three-month period ended September 30, 2006, a decrease of $844,643. This decrease is attributable to decreases in non-cash expenses of $591,646 and cash expenses of $252,997. Specifically, the non-cash decrease is attributable to the revaluation of options and warrants given to employees and consultants ($592,982), partially offset by an increase in depreciation ($1,336). Decreases in cash expenses are attributable to decreases in travel expenses ($89,591), consulting and professional fees ($80,367), office and other expenses ($43,783), exhibits and trade shows ($39,595), and corporate expenses ($22,999),  partially offset by an increase in salaries and benefits ($23,338).

The Company expects to report that operating expenses were $3,177,533 for the nine-month period ended September 30, 2007, compared to $5,326,222 for the nine-month period ended September 30, 2006, a decrease of $2,148,689.  This decrease is attributable to a decrease in non-cash expenses of $2,173,192, offset by an increase in cash expenses of $24,503. Specifically, the non-cash decrease is attributable to the revaluation of options and warrants given to employees and consultant ($2,227,346), partially offset by an increase in depreciation ($54,154). Increases in cash expenses are attributable to increases in consulting and professional fees ($108,540), and salaries and benefits ($54,197), office and other expenses ($31,709), partially offset by decreases in travel expenses ($121,198) and corporate expenses ($42,378) exhibits and trade shows ($6,367).

The Company expects to report that research and development expenses were $98,427 for the three-month period ended September 30, 2007, compared to $95,608 for the three-month period ended September 30, 2006, an increase of $2,819. This increase is attributable to an increase in product testing, research and supplies ($41,737) partially offset by decreases in consulting fees ($23,597), and travel and related expenses ($15,321).

The Company expects to report that research and development expenses were $539,610 for the nine-month period ended September 30, 2007, compared to $274,713 for the nine-month period ended September 30, 2006, an increase of $264,897. This increase is attributable to an increase in product testing, research and supplies ($392,945), partially offset by decreases in consulting fees ($86,784) and travel and related expenses ($41,264).

The Company expects to report that other expense for the three-month period ended September 30, 2007 were $645,454, compared to $146,803 for the three-month period ended September 30, 2006, an increase of $498,651. This increase is attributable to increases in non-cash interest expense ($331,573), cash interest expense ($14,940),  financing costs ($148,455) and a decrease in interest income ($5,954), offset by an increase in other income ($2,271).

The Company expects to report that other expense for the nine-month period ended September 30, 2007 were $1,358,893, compared to $2,349,620 for the nine-month period ended September 30, 2006, a decrease of $990,727. This decrease is attributable to decreases in non-cash interest expense ($1,318,258), cash interest expense ($71,479), and an increase in other income ($2,323), partially offset by an increase in financing cost ($388,453), and a decrease in interest income ($12,880).

The Company expects to report a net loss of $1,617,852, or $0.04 per share, for the three-month period ended September 30, 2007, compared to a net loss of $1,961,025, or $0.05 per share, for the three-month period ended September 30, 2006. The Company expects to report a net loss of $5,060,196, or $0.13 per share, for the nine-month period ended September 30, 2007, compared to a net loss of $7,951,355, or $0.23 per share, for the nine-month period ended September 30, 2006. The Company expects to report that is will incur additional net loss in the fiscal year ending December 31, 2007, primarily attributable to continued operating and marketing-related expenditures without the benefit of any significant revenue for the remainder of the year.

SAVE THE WORLD AIR, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By:	/s/ Eugene Eichler
Eugene Eichler
		Title:	Interim Chief Executive Officer